# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Garrett Motion Inc., CIK 0001735707
CUSIP: 366505105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: LA PIECE 16, ROLLE, Switzerland (V8), 1180
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001474241
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Value Opportunities Fund Holdings, L.P. (CIK 0001474241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,531,945; sole dispositive power 0; shared dispositive power 3,531,945; aggregate amount beneficially owned 3,531,945 (1.84% of the class)
  Comment: The percent of class is calculated based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on October 23, 2025, as such amount is decreased by the 2,500,000 shares repurchased by the Issuer from the Reporting Persons on November 3, 2025.
- OCM Opps GTM Holdings, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,900,521; sole dispositive power 0; shared dispositive power 11,900,521; aggregate amount beneficially owned 11,900,521 (6.2% of the class)
  Comment: The percent of class is calculated based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on October 23, 2025, as such amount is decreased by the 2,500,000 shares repurchased by the Issuer from the Reporting Persons on November 3, 2025.
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 555,799; sole dispositive power 0; shared dispositive power 555,799; aggregate amount beneficially owned 555,799 (0.29% of the class)
  Comment: The percent of class is calculated based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on October 23, 2025, as such amount is decreased by the 2,500,000 shares repurchased by the Issuer from the Reporting Persons on November 3, 2025.
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,106,551; sole dispositive power 0; shared dispositive power 1,106,551; aggregate amount beneficially owned 1,106,551 (0.58% of the class)
  Comment: The percent of class is calculated based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on October 23, 2025, as such amount is decreased by the 2,500,000 shares repurchased by the Issuer from the Reporting Persons on November 3, 2025.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,094,816; sole dispositive power 0; shared dispositive power 17,094,816; aggregate amount beneficially owned 17,094,816 (8.9% of the class)
  Comment: The percent of class is calculated based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on October 23, 2025, as such amount is decreased by the 2,500,000 shares repurchased by the Issuer from the Reporting Persons on November 3, 2025.
- Oaktree Capital Group Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,094,816; sole dispositive power 0; shared dispositive power 17,094,816; aggregate amount beneficially owned 17,094,816 (8.9% of the class)
  Comment: The percent of class is calculated based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on October 23, 2025, as such amount is decreased by the 2,500,000 shares repurchased by the Issuer from the Reporting Persons on November 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Garrett Motion Inc.
Address of issuer's principal executive offices: LA PIECE 16, ROLLE, Switzerland (V8), 1180
Comment: This Amendment No. 11 ("Amendment No. 11") amends the Schedule 13D filed on May 14, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 on April 17, 2023 (the "Amendment No. 1"), Amendment No. 2 on June 9, 2023 (the "Amendment No. 2"), Amendment No. 3 on June 14, 2023 (the "Amendment No. 3"), Amendment No. 4, on October 27, 2023 (the "Amendment No. 4"), Amendment No. 5 on April 29, 2024 (the "Amendment No. 5"), Amendment No. 6 on October 28, 2024 (the "Amendment No. 6"), Amendment No. 7 on May 30, 2025 (the "Amendment No. 7"), Amendment No.8 on August 21, 2025, (the "Amendment No. 8") Amendment No. 9 on October 29, 2025,(the "Amendment No. 9") and Amendment No. 10 on November 3, 2025 (the "Amendment No. 10" and as further amended by this Amendment No. 11 the "Schedule 13D"). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D, remain unchanged, provided that if any Item amended herein is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 11 is incorporated by reference into this Item 5(a).

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 17,094,816 shares of Common Stock, representing approximately 8.9% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 194,482,518 shares of Common Stock outstanding as of October 17, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on October 23, 2025, as such amount is decreased by the 2,500,000 shares repurchased by the Issuer from the Reporting Persons on November 3, 2025.

In this regard the reported securities are beneficially owned as follows:

Oaktree Value Opportunities Fund Holdings, L.P. directly holds 3,531,945 shares of Common Stock;

OCM Opps GTM Holdings, LLC directly holds 11,900,521 shares of Common Stock;

Oaktree Phoenix Investment Fund L.P. directly holds 555,799 shares of Common Stock; and

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. directly holds 1,106,551 shares of Common Stock.

Oaktree Capital Holdings, LLC, in its capacity as the indirect manager of the Direct Holders, may be deemed to beneficially own the 17,094,816 shares of Common Stock held directly by the Direct Holders;

Oaktree Capital Group Holdings GP, LLC, in its capacity as the indirect owner Oaktree Capital Holdings, LLC, may be deemed to beneficially own the aggregate 17,094,816 shares of Common Stock held directly by the Direct Holders;

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Direct Holder with respect to securities reported as directly held by such Direct Holder.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in row (7) through (10) of the cover pages of this Amendment No. 11 is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On November 10, 2025, the Direct Holders sold an aggregate of 6,300,000 shares of Common Stock in a block sale to BofA Securities, Inc. for $17.00 per share. Except for such transaction, the Reporting Persons have not affected any transactions in the Common Stock since the filing of Amendment No. 10.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated as of April 29, 2024, incorporated by reference to Amendment No. 9
Exhibit B Signature Page, dated August 21, 2025.

## Signatures
- Oaktree Value Opportunities Fund Holdings, L.P.: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (11/13/2025)
- OCM Opps GTM Holdings, LLC: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (11/13/2025)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (11/13/2025)
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (11/13/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (11/13/2025)
- Oaktree Capital Group Holdings, LLC: /s/ Henry Orren, Henry Orren/Managing Director, See Exhibit B (11/13/2025)